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                             February 17, 2023

       Howard Lee
       Chief Executive Officer
       Lucas GC Ltd
       Room 5A01, 4th Floor
       Air China Building, Xiaoyun Road
       Sanyuanqiao, Chaoyang District
       Beijing 100027, China

                                                        Re: Lucas GC Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted February
3, 2023
                                                            CIK No. 0001954694

       Dear Howard Lee:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted February 3, 2023

       Cover Page

   1. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page
to indicate that the offering is not contingent
                                                        on NASDAQ approval of
your listing application and that if the shares are
                                                        not approved for
listing, you may experience difficulty selling your shares. Ensure similar disclosure is included
in your risk factor disclosure.
 Howard Lee
FirstName LastNameHoward Lee
Lucas GC Ltd
Comapany17,
February  NameLucas
            2023    GC Ltd
February
Page 2 17, 2023 Page 2
FirstName LastName
        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at
(202) 551-3887 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Yang Ge